Exhibit 99.4

If you need assistance in completing this Letter of Transmittal, please contact Computershare Investor Services Inc. at 1-800-564-6253 (North America) or 1-514-982-7555 (outside North America) or by email at corporateactions@computershare.com. The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. You are strongly urged to read the accompanying Circular before completing this Letter of Transmittal.

This Letter of Transmittal is for use only by registered Debentureholders. Debentureholders whose Convertible Debentures are registered in the name of a broker, investment dealer, bank, trust company, trustee or other nominee should contact that nominee for assistance in depositing those Convertible Debentures and should follow the instructions of such nominee in order to deposit their Convertible Debentures.

IN ORDER TO BE EFFECTIVE, THIS LETTER OF TRANSMITTAL MUST BE PROPERLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC. IT IS IMPORTANT THAT YOU PROPERLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR CONVERTIBLE DEBENTURES
OF
ALLIED GOLD CORPORATION

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificate(s) or Direct Registration System advice(s) (“DRS Advice”), as applicable, for convertible debentures (the “Convertible Debentures”) of Allied Gold Corporation (“Allied”) deposited in connection with the proposed arrangement (the “Arrangement”) involving Allied and Zijin Gold International Company Limited (the “Purchaser”), that is being submitted for approval at the special meeting of shareholders of Allied to be held on March 31, 2026, or any adjournment or postponement thereof (the “Meeting”) as described in the accompanying management information circular dated February 25, 2026 (the “Circular”).

Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

TO:	ALLIED GOLD CORPORATION

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. at its offices set out herein (the “Depositary” or “Computershare)

AND TO:	ZIJIN GOLD INTERNATIONAL COMPANY LIMITED

In connection with the Arrangement being considered for approval at the Meeting, the undersigned delivers to the Depositary the enclosed certificate(s), or DRS Advice(s), as applicable, for Convertible Debentures (the “Deposited Convertible Debentures”), details of which are as follows:

Certificate Number(s) or DRS Holder ID Number(s)	Name in Which Registered	Number of Convertible Debentures Deposited

The undersigned transmits herewith the certificate(s) or DRS Advice(s), as applicable, described above for cancellation upon the Arrangement becoming effective. The undersigned acknowledges receipt of the Circular and represents and warrants to each of Allied, the Purchaser and the Depositary that: (i) the undersigned is the registered and legal owner of, and has good right and title and sufficient authority to deposit, sell and transfer, the Deposited Convertible Debentures, and that such Deposited Convertible Debentures represent all of the Convertible Debentures owned, directly or indirectly, by the undersigned; (ii) such Deposited Convertible Debentures are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the Deposited Convertible Debentures have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Convertible Debentures to any other person; (iv) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Convertible Debentures, and at the Effective Time, the Purchaser will acquire good title to the Deposited Convertible Debentures (as the same are modified pursuant to the Plan of Arrangement) free from all liens, charges, encumbrances, claims, security interests, adverse claims and equities; (v) the surrender of the Deposited Convertible Debentures complies with all applicable Laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; and (vii) the delivery of the Debenture Consideration will discharge any and all obligations of Allied, the Purchaser and the Depositary with respect to the matters contemplated by this Letter of Transmittal, the Arrangement, the Convertible Debentures and the Debenture Indenture. These representations and warranties shall survive the completion of the Arrangement.

IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED at the Effective Time the undersigned hereby surrenders and assigns to the Purchaser all of the right, title and interest of the undersigned in and to the Deposited Convertible Debentures and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “distributions”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Convertible Debentures or any of them as and from the effective date of the Arrangement, as well as the right of the undersigned to receive any and all distributions. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned (other than an Interest Payment (as defined herein) or any applicable Fractional share Payment (as defined herein) owing under the terms of the Convertible Debentures), then (i) in the case of any such cash distribution that does not exceed the cash purchase price per Convertible Debenture, the consideration payable per Convertible Debenture pursuant to the Arrangement will be reduced by the amount of any such dividend or distribution received in respect of that Convertible Debenture, and (ii) in the case of any such cash distribution in an amount that exceeds the cash purchase price per Convertible Debenture in respect of which the distribution is made, or in the case of any other distribution, the undersigned shall promptly pay or deliver the whole of any such distribution to the Depositary for the account of the Purchaser, together with appropriate documentation of transfer.

The undersigned irrevocably constitutes and appoints any one officer or director of the Purchaser and any other person designated by the Purchaser in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Convertible Debentures purchased in connection with the Arrangement with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Convertible Debentures consisting of securities on the Convertible Debenture register of Allied maintained by Computershare Trust Company of Canada (the “Trustee”); and (b) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned by the Depositary.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Convertible Debentures or any distributions other than as set out in this Letter of Transmittal. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Convertible Debentures or any distributions by or on behalf of the undersigned, unless the Deposited Convertible Debentures are not transferred to and acquired by the Purchaser in connection with the Arrangement.

The undersigned covenants and agrees to execute all such documents, signature guarantees, transfers and other assurances as may be necessary or desirable to convey the Deposited Convertible Debentures and distributions effectively to the Purchaser.

The undersigned acknowledges that all authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death, legal incapacity, bankruptcy or insolvency of the undersigned and may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal or legal representatives, successors and assigns of the undersigned.

The undersigned instructs the Depositary, upon the Arrangement becoming effective: (i) to send the Debenture Consideration, excluding all accrued and unpaid interest owing and payable on the Convertible Debentures, from the last interest payment date up to but excluding the Effective Date under the terms of the Arrangement (the “Interest Payment”), in Canadian dollars via wire transfer (unless otherwise elected in Box C below); (ii) to mail the cheque(s) representing the Debenture Consideration that the undersigned is entitled to pursuant to the Arrangement in Canadian dollar funds, excluding the Interest Payment, in exchange for the Deposited Convertible Debentures, by first class mail, postage prepaid; or (iii) to hold such cheque(s) for pick-up, in accordance with the instructions given below. The undersigned further instructs the Depositary, upon the Arrangement becoming effective: (i) to send the Interest Payment, together with any applicable fractional share cash payment calculated in accordance with the terms of the Debenture Indenture (the “Fractional Share Payment”) in United States dollars (unless otherwise elected in Box C below) via wire transfer; (ii) to mail the cheque(s) representing the Interest Payment and any applicable Fractional Share Payment in United States dollars in exchange for the Deposited Convertible Debentures, by first class mail, postage prepaid; or (iii) to hold such cheque(s) for pick-up, in accordance with the instructions given below. Should the Arrangement not proceed for any reason, the deposited certificate(s) or DRS Advice(s), as applicable, and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the delivery of Deposited Convertible Debentures pursuant to this Letter of Transmittal is irrevocable. It is understood that the undersigned will not receive the Debenture Consideration in respect of the Deposited Convertible Debentures until following the Effective Time and after the certificate(s) or DRS Advice(s), as applicable, representing the Deposited Convertible Debentures owned by the undersigned are received by the Depositary at the addresses set out on the last page of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary.

The undersigned understands and acknowledges that the terms, conditions and provisions of this Letter of Transmittal are subject to the terms, conditions and provisions of the Plan of Arrangement. To the extent there is any discrepancy between this Letter of Transmittal and the Plan of Arrangement, the terms, conditions and provisions of the Plan of arrangement will prevail.

The undersigned hereby acknowledges that the delivery of the Deposited Convertible Debentures shall be effected and the risk of loss to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary.

Holders of Convertible Debentures who do not deliver their Letter of Transmittal and all required documents to the Depositary on or before the sixth anniversary of the Effective Date will lose their right to receive any Consideration in respect of their Convertible Debentures in accordance with the terms of the Plan of Arrangement.

The undersigned acknowledges that, in accordance with the Arrangement, Allied, the Purchaser and the Depositary shall be entitled to deduct or withhold from any consideration payable or otherwise deliverable to any holder of Convertible Debentures, such amounts as Allied, the Purchaser or the Depositary are, or reasonably believe to be, required, entitled or permitted to deduct or withhold from such consideration under tax laws.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés d’avoir requis que tout contrat attesté par l’arrangement et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BOX A ENTITLEMENT DELIVERY	BOX B ISSUE PAYMENT IN THE NAME OF*:

All cash entitlement payments will be issued and mailed to your existing registration unless otherwise stated. If you would like your cash issued to a different name or address, please complete BOX B and refer to INSTRUCTIONS 2 & 3	☐ CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)
(NAME)
☐ MAIL CHEQUE TO ADDRESS ON RECORD (DEFAULT)
(STREET NUMBER & NAME)
☐ MAIL CHEQUE TO A DIFFERENT ADDRESS (MUST COMPLETE BOX B) ☐ HOLD CHEQUE FOR PICKUP AT COMPUTERSHARE OFFICE: Computershare Investor Services Inc. 320 Bay Street, 14th Floor Toronto, Ontario M5H 4A6
(CITY AND PROVINCE/STATE)

(COUNTRY AND POSTAL/ZIP CODE)

(TELEPHONE NUMBER (BUSINESS HOURS)

(SOCIAL INSURANCE/SECURITY NUMBER)
☐ DELIVER CANADIAN DOLLAR DEBENTURE CONSIDERATION, EXCLUDING UNITED STATED DOLLAR INTEREST PAYMENT AND FRACTIONAL SHARE PAYMENT (IF APPLICABLE) VIA WIRE* (COMPLETE BOX E)	* IF THIS NAME OR ADDRESS IS DIFFERENT FROM YOUR REGISTRATION, PLEASE PROVIDE SUPPORTING TRANSFER REQUIREMENTS (SEE INSTRUCTION SECTION 2 & 3)
☐ DELIVER UNITED STATES DOLLAR DEBENTURE CONSIDERATION TOGETHER WITH UNITED STATES DOLLAR INTEREST PAYMENT AND FRACTIONAL SHARE PAYMENT (IF APPLICABLE) VIA WIRE* (COMPLETE BOX C AND E)

BOX C
CURRENCY ELECTION

ALL CASH PAYMENTS FOR THE DEBENTURE CONSIDERATION (EXCLUDING THE INTEREST PAYMENT AND ANY APPLICABLE FRACTIONAL SHARE PAYMENT) WILL BE ISSUED IN CANADIAN DOLLARS, UNLESS OTHERWISE ELECTED BELOW PRIOR TO THE EFFECTIVE DATE.

AFTER THE EFFECTIVE DATE, ALL PAYMENTS FOR THE DEBENTURE CONSIDERATION (EXCLUDING THE INTEREST PAYMENT AND ANY FRACTIONAL SHARE PAYMENT) WILL BE ISSUED IN CANADIAN DOLLARS, REGARDLESS OF ANY ELECTIONS BELOW.

*ALL INTEREST PAYMENTS OWING ON THE CONVERTIBLE DEBENTURES, FROM THE LAST INTEREST PAYMENT DATE UP TO BUT EXCLUDING THE EFFECTIVE DATE, WILL BE ISSUED IN UNITED STATES DOLLARS, REGARDLESS OF THE ELECTION INDICATED BELOW.

*ANY APPLICABLE FRACTIONAL SHARE PAYMENT WILL BE ISSUED IN UNITED STATES DOLLARS, REGARDLESS OF THE ELECTION INDICATED BELOW.

☐        ISSUE MY CASH ENTITLEMENT PAYMENT(S) FOR THE DEBENTURE CONSIDERATION (EXCLUDING THE INTEREST PAYMENT AND ANY APPLICABLE FRACTIONAL SHARE PAYMENT) IN UNITED STATES DOLLARS (USD)

Cash amounts for the Debenture Consideration (excluding the Interest Payment and any applicable Fractional Share Payment) will be denominated in Canadian dollars. However, a registered Debentureholder can instead elect to receive payment in USD for the portion of the Debenture Consideration (excluding the Interest Payment and any applicable Fractional Share Payment), by checking the box above in this Box C of the Letter of Transmittal, in which case such Debentureholder will have acknowledged and agreed that the exchange rate for one Canadian dollar expressed in USD, will be based on the prevailing market rate(s) available to the Depositary on the date of the currency conversion. All risks associated with the currency conversion from Canadian dollars to USD, including risks relating to change in rates, the timing of exchange or the selection of a rate for exchange, and all costs incurred with the currency conversion are for the registered Debentureholder’s sole account and will be at such Debentureholder’s sole risk and expense, and none of Allied, the Purchaser nor Computershare Trust Company of Canada (“CTCC”) or their affiliates are responsible for any such matters.

By electing to receive such payment in USD, the undersigned acknowledges that (a) the exchange rate used will be the rate established by CTCC, in its capacity as foreign exchange service provider to Allied, on the date the funds are converted; (b) the risk of any fluctuation in such rate will be borne by the undersigned; and (c) CTCC may earn commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency. Failure to make an election by the Effective Date will result in any cash payment under the arrangement being paid in Canadian Dollars.

BOX D
RESIDENCY DECLARATION

ALL ALLIED DEBENTUREHOLDERS ARE REQUIRED TO COMPLETE A RESIDENCY DECLARATION. FAILURE TO COMPLETE A RESIDENCY DECLARATION MAY RESULT IN A DELAY IN YOUR PAYMENT.

The undersigned represents that:

☐    The beneficial owner of the Convertible Debentures deposited herewith is a U.S. Debentureholder.

☐    The beneficial owner of the Convertible Debentures deposited herewith is not a U.S. Debentureholder.

A “U.S. Debentureholder” is any Debentureholder who is either (i) providing an address in Box “A” that is located within the United States or any territory or possession thereof, or (ii) a “U.S. person” for the U.S. federal income tax purposes as defined in Instruction 8 below. If you are a U.S person or acting on behalf of a U.S. person, then in order to avoid backup withholding of U.S federal income tax you must provide a complete IRS Form W-9 (enclosed) below or otherwise provide certification that the U.S. person is exempt from backup withholding, as provided in the instructions. If you are not a U.S. Debentureholder as defined in (ii) above, but you provide an address that is located within the United States, you must complete an appropriate Form W-8.

LEGAL*71007165.6 BOX E WIRE PAYMENT* *PLEASE NOTE THAT THERE IS A $100 BANKING FEE (PLUS TAX, IF APPLICABLE) ON EACH WIRE PAYMENT REQUESTED. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST. *IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, COMPUTERSHARE WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED Please provide email address and phone number in the event that we need to contact you for corrective measures: EMAIL ADDRESS:_______________________________________________ PHONE NUMBER:________________________ 26-6378-3 C4.1 P24 ' ceneTiciary iNametsj-tnat appears on me account at your nnanciai institution - this ivius I ■be tne same name and address tnat your snares areTegistered toll | **Beneficiary Address (Note: PO-Boxes will not-be accepted) -» **City -» “Province/State -> "Postal Code/Zip Code |"Heneticiary tdank/l-inancial Institution | “BankAddress -> “City “Province/State -> “Postal-Code/Zip-Code PLEASEONLYCOMPLETETHEAPPLICABLEBOXESBELOW.ASPROVIDEDBYYOURFINANCIALINSTITUTION.YOUARENOLREQUIREDTOCOMPLETEALLBOXESU “Bank-Account No. Bank-No. &-Transit-No. (Canadian-Banks) ABA/Routing No. (US Banks) SWIFT-or-BIC-Code (3 digits St-5 digits) -» BAN-Number (9 digits) SortCode(GBP)1 11 characters—tfyou only have eight,-put‘XXX' for the last-three) Additional Notes and special routing instructions

BOX F
LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

Premium Calculation:

X USD $50 = Premium Payable per USD$1,000 Convertible Debenture NOTE: Payment NOT required if premium is less than USD$5.00

The option to replace your certificate by completing this Box F will expire on the date that is one year after the Effective Date. After this date, Debentureholders must contact Computershare for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOST CERTIFICATES:

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless Allied, the Purchaser, Computershare Investor Services Inc., Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD $0.05 per lost Convertible Debenture certificate(s) is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

DEBENTUREHOLDER SIGNATURE(S) Signature guaranteed by (if required under Instruction 3)	Dated:____________________________, 2026

Authorized Signature	Signature of Debentureholder or authorized representative (see Instructions 2 and 4)

Name of Guarantor (please print or type)	Address

Address of Guarantor (please print or type)	Name of Debentureholder (please print or type)

Telephone No. (Business Hours)

Name of authorized representative, if applicable (please print or type)

LEGAL*71007165.6 26-6378-3 C4.1 P26 Form W-9 (Rev. March 2024) Department of the Treasury Internal RevenueService Request for Taxpayer Identification Number and Certification Go to www.irs.gov/FormW9 for instructions and the latest information. Give form to the requester. Do not send to the IRS. Before you begin. For guidance related to the purpose of Form W-9, see Purpose of Form, below. 1 Name of entity/individual. An entry is required. (For a sole proprietor or disregarded entity, enter the owner’s name on line 1, and enter the business/disregarded entity’s name on line 2.) 2 Business name/disregarded entity name, if different from above. 3a Check the appropriate box for federal tax classification of the entity/individual whose name is entered on line 1. Check only one of the following seven boxes. O Individual/sole proprietor | | C corporation | | S corporation | | Partnership | | Trust/estate Q LLC. Enter the tax classification (C = C corporation, S = S corporation, P = Partnership) .... Note: Check the “LLC” box above and, in the entry space, enter the appropriate code (C, S, or P)for the tax classification of the LLC, unless it is a disregarded entity. A disregarded entity should instead check the appropriate box for the tax classification of its owner. I I Other (see instructions) 4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3): Exempt payee code (if any) Exemption from Foreign Account Tax Compliance Act (FATCA)reporting code (if any) 3b If on line 3a you checked “Partnership” or “Trust/estate,” or checked “LLC” and entered “P” as its tax classification, and you are providing this form to a partnership, trust, or estate in which you have an ownership interest, check this box if you have any foreign partners, owners, or beneficiaries. See instructions .................................................. | I (Applies to accounts maintained outside the United States.) 5 Address (number, street, and apt. or suite no.). See instructions. Requester’s name and address (optional) 6 City, state, and ZIP code Print or type. See Specific Instructions on page 3. 7 List account numbers) here (optional) Parti Taxpayer Identification Number (TIN) Social security number Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN, later. Employeridentification number Note: If the account is in more than one name, see the instructions for line 1. See also What Name and Number To Give the Requester tor guidelines on whose number to enter. Part II Certification Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2. 1am not subject to backup withholding because (a)I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and 3. 1am a U.S. citizen or other U.S. person (defined below); and 4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA),and, generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later. Sign Signature of Here U.S. person Date General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9. What’s New Line 3a has been modified to clarify how a disregarded entity completes this line. An LLC that is a disregarded entity should check the appropriate box for the tax classification of its owner. Otherwise, it should check the “LLC” box and enter its appropriate tax classification. New line 3b has been added to this form. A flow-through entity is required to complete this line to indicate that it has direct or indirect foreign partners, owners, or beneficiaries when it provides the Form W-9 to another flow-through entity in which it has an ownership interest. This change is intended to provide a flow-through entity with information regarding the status of its indirect foreign partners, owners, or beneficiaries, so that it can satisfy any applicable reporting requirements. For example, a partnership that has any indirect foreign partners may be required to complete Schedules K-2 and K-3. See the Partnership Instructions for Schedules K-2 and K-3 (Form 1065). Purpose of Form An individual or entity (Form W-9 requester) who is required to file an information return with the IRS is giving you this form because they Cat. No. 10231X Form W-9 (Rev.3-2024)

LEGAL*71007165.6 26-6378-3 C4.1 P27 Form W-9 (Rev.3-2024) Page 2 must obtain your correct taxpayer identification number (TIN), which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following. • Form 1099-INT (interest earned or paid). • Form 1099-DIV (dividends, including those from stocks or mutual funds). • Form 1099-MISC (various types of income, prizes, awards, or gross proceeds). • Form 1099-NEC (nonemployee compensation). • Form 1099-B (stock or mutual fund sales and certain other transactions by brokers). • Form 1099-S (proceeds from real estate transactions). • Form 1099-K (merchant card and third-party network transactions). • Form 1098 (home mortgage interest), 1098-E (student loan interest), and 1098-T (tuition). • Form 1099-C (canceled debt). • Form 1099-A (acquisition or abandonment of secured property). Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN. Caution: If you don’t return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later. By signing the filled-out form, you: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued); 2. Certify that you are not subject to backup withholding; or 3. Claim exemption from backup withholding if you are a U.S. exempt payee; and 4. Certify to your non-foreign status for purposes of withholding under chapter 3 or 4 of the Code (if applicable); and 5. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting is correct. See What Is FATCA Reporting, later, for further information. Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien; • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; • An estate (other than a foreign estate); or • A domestic trust (as defined in Regulations section 301.7701-7). Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding. Payments made to foreign persons, including certain distributions, allocations of income, or transfers of sales proceeds, may be subject to withholding under chapter 3 or chapter 4 of the Code (sections 1441-1 474). Under those rules, if a Form W-9 or other certification of non-foreign status has not been received, a withholding agent, transferee, or partnership (payor) generally applies presumption rules that may require the payor to withhold applicable tax from the recipient, owner, transferor, or partner (payee). See Pub. 515, Withholding of Taxon Nonresident Aliens and Foreign Entities. The following persons must provide Form W-9 to the payor for purposes of establishing its non-foreign status. • In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the disregarded entity. • In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the grantor trust. • In the case of a U.S. trust (other than a grantor trust), the U.S. trust and not the beneficiaries of the trust. See Pub. 515 for more information on providing a Form W-9 or a certification of non-foreign status to avoid withholding. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person (under Regulations section 1.1441-1(b)(2)(iv) or other applicable section for chapter 3 or 4 purposes), do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515). If you are a qualified foreign pension fund under Regulations section 1.897(1)-1(d), or a partnership that is wholly owned by qualified foreign pension funds, that is treated as a non-foreign person for purposes of section 1445 withholding, do not use Form W-9. Instead, use Form W-8EXP (or other certification of non-foreign status). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a saving clause. Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items. 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if their stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first Protocol) and is relying on this exception to claim an exemption from tax on their scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include, but are not limited to, interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third-party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester; 2. You do not certify your TIN when required (see the instructions for Part II for details); 3. The IRS tells the requester that you furnished an incorrect TIN; 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only); or 5. You do not certify to the requester that you are not subject to backup withholding, as described in item 4 under “By signing the filled- out form" above (for reportable interest and dividend accounts opened after 1983 only).

LEGAL*71007165.6 26-6378-3 C4.1 P28 Form W-9 (Rev. 3-2024) Page 3 Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information. See also Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding, earlier. What Is FATCA Reporting? The Foreign Account Tax Compliance Act (FATCA)requires a participating foreign financial institution to report all U.S. account holders that are specified U.S. persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you are no longer tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9. • Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note for ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040 you filed with your application. • Sole proprietor. Enter your individual name as shown on your Form 1040 on line 1. Enter your business, trade, or “doing business as" (DBA) name on line 2. • Partnership, C corporation, S corporation, or LLC, other than a disregarded entity. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2. • Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. Enter any business, trade, or DBA name on line 2. • Disregarded entity. In general, a business entity that has a single owner, including an LLC, and is not a corporation, is disregarded as an entity separate from its owner (a disregarded entity). See Regulations section 301.7701-2(c)(2).A disregarded entity should check the appropriate box for the tax classification of its owner. Enter the owner’s name on line 1. The name of the owner entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2. If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. Line 2 If you have a business name, trade name, DBA name, or disregarded entity name, enter it on line 2. Line 3a Check the appropriate box on line 3a for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3a. IF the entity/individual on line 1 is a(n) . . . THEN check the box for . . . • Corporation Corporation. • Individual or • Sole proprietorship Individual/sole proprietor. • LLC classified as a partnership for U.S. federal tax purposes or • LLC that has filed Form 8832 or 2553 electing to be taxed as a corporation Limited liability company and enter the appropriate tax classification: P = Partnership, C = C corporation, or S = S corporation. • Partnership Partnership. • Trust/estate Trust/estate. Line 3b Check this box if you are a partnership (including an LLC classified as a partnership for U.S. federal tax purposes), trust, or estate that has any foreign partners, owners, or beneficiaries, and you are providing this form to a partnership, trust, or estate, in which you have an ownership interest. You must check the box on line 3b if you receive a Form W-8 (or documentary evidence) from any partner, owner, or beneficiary establishing foreign status or if you receive a Form W-9 from any partner, owner, or beneficiary that has checked the box on line 3b. Note: A partnership that provides a Form W-9 and checks box 3b may be required to complete Schedules K-2 and K-3 (Form 1065). For more information, see the Partnership Instructions for Schedules K-2 and K-3 (Form 1065). If you are required to complete line 3b but fail to do so, you may not receive the information necessary to file a correct information return with the IRS or furnish a correct payee statement to your partners or beneficiaries. See, for example, sections 6698, 6722, and 6724 for penalties that may apply. Line 4 Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you. Exempt payee code. • Generally, individuals (including sole proprietors) are not exempt from backup withholding. • Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. • Corporations are not exempt from backup withholding for payments made in settlement of payment card or third-party network transactions. • Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space on line 4. 1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7)if the account satisfies the requirements of section 401(f)(2).

LEGAL*71007165.6 26-6378-3 C4.1 P29 Form W-9 (Rev. 3-2024) Page 4 2—The United States or any of its agencies or instrumentalities. 3—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities. 5—A corporation. 6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or territory. 7—A futures commission merchant registered with the Commodity Futures Trading Commission. 8—A real estate investment trust. 9—An entity registered at all times during the tax year under the Investment Company Act of 1940. 10—A common trust fund operated by a bank under section 584(a). 11—A financial institution as defined under section 581. 4—A foreign government or any of its political subdivisions, agencies, r instrumentalities. F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state. G—A real estate investment trust. H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940. I—A common trust fund as defined in section 584(a). J —A bank as defined in section 581. K—A broker. L—A trust exempt from tax under section 664 or described in section 4947(a)(1). M —A tax-exempt trust under a section 403(b) plan or section 457(g) plan. Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. 12—A middleman known in the investment community as a nominee or custodian. 13—A trust exempt from tax under section 664 or described in section 4947. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, enter “NEW” at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records. The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. IF the payment is for . . . THEN the payment is exempt for . . . • Interest and dividend payments All exempt payees except for 7. • Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. • Barter exchange transactions and patronage dividends Exempt payees 1 through 4. • Payments over $600 required to be reported and direct sales over $5,0001 Generally, exempt payees 1 through 5.2 • Payments made in settlement of payment card or third-party network transactions Exempt payees 1 through 4. 1 See Form 1099-MISC, Miscellaneous Information, and its instructions. 2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and Line 6 Enter your city, state, and ZIP code. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have, and are not eligible to get, an SSN, your TIN is your IRS ITIN. Enter it in the entry space for the Social security number. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/EIN. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or Form SS-4 mailed to you within 15 business days. If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and enter “Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, you will generally have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. See also Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding, earlier, for when you may instead be subject to withholding under chapter 3 or 4 of the Code. payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) entered on the line for a FATCA exemption code. A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37). B—The United States or any of its agencies or instrumentalities. C—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities. D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i). E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i). Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

LEGAL*71007165.6 26-6378-3 C4.1 P30 Form W-9 (Rev. 3-2024) Page 5 Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier. Signature requirements. Complete the certification as indicated in items 1 through 5 below. 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification. 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third-party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. For this type of account: Give name and EIN of: 8. Disregarded entity not owned by an individual The owner 9. A valid trust, estate, or pension trust Legal entity4 10. Corporation or LLC electing corporate status on Form 8832 or Form 2553 The corporation 11. Association, club, religious, charitable, educational, or other tax-exempt organization The organization 12. Partnership or multi-member LLC The partnership 13. A broker or registered nominee The broker or nominee 14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments The public entity 15. Grantor trust filing Form 1041 or under the Optional Filing Method 2, requiring Form 1099 (see Regulations section 1.671-4(b)(2)(i)(B))** The trust 1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. 2Circle the minor’s name and furnish the minor’s SSN. 3You must show your individual name on line 1, and enter your business or DBA name, if any, on line 2. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) • Note: The grantor must also provide a Form W-9 to the trustee of the trust. **For more information on optional filing methods for grantor trusts, see the Instructions for Form 1041. Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records From Identity Theft Identity theft occurs when someone uses your personal information, such as your name, SSN, or other identifying information, without your permission to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: • Protect your SSN, • Ensure your employer is protecting your SSN, and • Be careful when choosing a tax return preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity, or a questionable credit report, contact the IRS Identity Theft Hotline at 800-908-4490 or submit Form 14039. For more information, see Pub. 5027, Identity Theft Information for Taxpayers. What Name and Number To Give the Requester For this type of account: Give name and SSN of: 1. Individual 2. Two or more individuals (joint account) other than an account maintained by an FFI 3. Two or more U.S. persons (joint account maintained by an FFI) 4. Custodial account of a minor (Uniform Gift to Minors Act) 5. a. The usual revocable savings trust (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law 6. Sole proprietorship or disregarded entity owned by an individual 7. Grantor trust filing under Optional Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))** The individual The actual owner of the account or, if combined funds, the first individual on the account1 Each holder of the account The minor 73 564 2 The grantor-trustee1 The actual owner1 The owner3 The grantor*

LEGAL*71007165.6 26-6378-3 C4.1 P31 Form W-9 (Rev. 3-2024) Page 6 Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 877-777-4778 or TTY/TDD 800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.ldentityTheft.gov and Pub. 5027. Go to www.irs.gov/ldentityTheft to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and territories for use in administering their laws. The information may also be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payors must generally withhold a percentage of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to the payor. Certain penalties may also apply for providing false or fraudulent information.

INSTRUCTIONS

1. Use of Letter of Transmittal

Registered holders of Convertible Debentures should read the accompanying Circular prior to completing this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular. In order for registered holders of Convertible Debentures to receive the Debenture Consideration for their Convertible Debentures, such holders must deposit the certificate(s) or DRS Advice(s), as applicable, representing their Convertible Debentures with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in this Letter of Transmittal or reasonably requested by the Depositary, must accompany all certificates or DRS Advice(s), as applicable, representing Convertible Debentures deposited for payment pursuant to the Arrangement.

Allied reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it, and any such waiver or non-waiver shall be binding upon the affected Debentureholder.

The method used to deliver this Letter of Transmittal and any accompanying certificate(s) and/or DRS Advice(s), as applicable, representing Convertible Debentures is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Purchaser recommends that the necessary documentation be hand delivered to the Depositary at its office specified on the last page of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. A Debentureholder whose Convertible Debentures are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Convertible Debentures.

2. Signatures

This Letter of Transmittal must be filled in and signed by the holder of Convertible Debentures described above or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)	If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s) or DRS Advice(s), as applicable, representing Convertible Debentures, such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) or DRS Advice(s), as applicable, without any change whatsoever, and the certificate(s) or DRS Advice(s), as applicable, need not be endorsed. If such deposited certificate(s) or DRS Advice(s), as applicable, evidences Convertible Debentures that are held of record by two or more joint holders, all such holders must sign the Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying certificate(s) or DRS Advice(s), as applicable, representing the Convertible Debentures:

(i)	such deposited certificate(s) or DRS Advice(s), as applicable, must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder(s); and

(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the certificate(s) or DRS Advice(s), as applicable, and must be guaranteed as noted in Instruction 3 below.

(c)	If any of the Deposited Convertible Debentures are registered in different names on several certificate(s) or DRS Advice(s), as applicable, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Convertible Debentures.

3. Guarantee of Signatures

If (i) this Letter of Transmittal is signed by a person other than the registered holder(s) of the Deposited Convertible Debentures, (ii) in the event the Arrangement is not completed, Deposited Convertible Debentures are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the Convertible Debenture register of Allied as maintained by the Trustee, or (iii) the Debenture Consideration is to be issued or delivered in the name of a person other than the registered holder of the Deposited Convertible Debentures, such signature(s) must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Canadian Investment Regulatory Organization, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee, guardian, corporation, partnership or association, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Each of Allied, the Purchaser or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5. Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificate(s) or DRS Advice(s), as applicable, for Deposited Convertible Debentures, additional certificate or DRS Advice numbers, as applicable, and number of Deposited Convertible Debentures may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If any Deposited Convertible Debentures are registered in different names or different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	The Arrangement, this Letter of Transmittal and any agreement in connection with the Arrangement will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

(e)	Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at its office address listed below.

(f)	Except where otherwise specified, all references to currency herein are to lawful money of Canada and “$” refers to Canadian dollars.

(g)	Under no circumstances will interest accrue or be paid on the Debenture Consideration payable in respect of the Arrangement, except applicable accrued and unpaid interest payable as part of the Debenture Consideration under the terms of the Arrangement.

(h)	All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any of the Deposited Convertible Debentures will be determined by the Purchaser in its sole discretion. Debentureholders agree that such determination shall be final and binding. The Purchaser reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Each of Allied and/or the Purchaser reserves the absolute right to waive any defects or irregularities in the deposit of any Convertible Debentures. No deposit of any Convertible Debentures will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation on Allied, the Purchaser or the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give such notice. Allied’s and the Purchaser’s interpretation of the terms and conditions of the Arrangement, the Circular and this Letter of Transmittal will be final and binding.

6.             Lost Certificates

This section does not apply to DRS Advices.

Option #1: If a Convertible Debenture certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements.

Option #2: Alternatively, Debentureholders who have lost, stolen, or destroyed their certificate(s) may participate in Computershare’s blanket bond program with Aviva Insurance Company of Canada by completing BOX F above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.

7.            Cancellation of Rights after Six Years

Pursuant to the terms of the Arrangement, any certificate(s) or DRS Advice(s), as applicable, formerly representing Convertible Debentures that are not deposited with the Depositary together with a duly completed Letter of Transmittal and any other documents the Depositary reasonably requires, on or before the sixth anniversary of the Effective Time, shall cease to represent a right or claim of any kind or nature and the right of the holder of certificate(s) or DRS Advice(s), as applicable, representing Convertible Debentures to receive the Debenture Consideration for such Convertible Debentures shall be deemed to be surrendered together with all dividends or distributions thereon held for such holder (less any applicable withholding tax).

Pursuant to the terms of the Arrangement, any payment made by way of cheque by the Depositary that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable Debenture Consideration for the Convertible Debentures pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser for no consideration.

8.            Substitute Form W-9 — U.S. Debentureholders

In order to avoid “backup withholding” of U.S. federal income tax on payments made on the Convertible Debentures, a Debentureholder that is a U.S. holder (as defined below) must generally provide the person’s correct taxpayer identification number (“TIN”) on a properly completed IRS Form W-9 (see above) and certify, under penalties of perjury, that such number is correct, that such Debentureholder is not subject to backup withholding, and that such Debentureholder is a U.S. person (including a U.S. resident alien). If the correct TIN is not provided or if any other information is not correctly provided, payments made with respect to the Debentureholder may be subject to backup withholding of 24%. For the purposes of this Letter of Transmittal, a “U.S. holder” or “U.S. person” means: a beneficial owner of Convertible Debentures that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, (d) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury regulations promulgated under the U.S. Internal Revenue Code of 1986, as amended, to be treated as a U.S. person for U.S. federal income tax purposes, or (e) a partnership, limited liability company or other entity classified as a partnership created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia.

Backup withholding is not an additional income tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

Certain persons (including, among others, corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are not subject to backup withholding. A Debentureholder that is a U.S. holder should consult his or her tax advisor as to the Debentureholder’s qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

The TIN for an individual U.S. citizen or resident is the individual’s social security number.

If the Debentureholder is a U.S. holder but does not have a TIN, the Debentureholder should apply for a TIN immediately (if it has not yet applied) and enter “Applied For” in the space for the TIN, sign and date the form, and remit it with this Letter of Transmittal. Entering “Applied For” in the space for the TIN means that the Debentureholder has applied for a TIN or intends to apply for a TIN in the near future. If a Debentureholder that is a U.S. holder enters “Applied For” in the space for the TIN, such Debentureholder generally will be subject to backup withholding at a rate of 24% until a TIN is provided.

Failure to furnish TIN — If you fail to furnish your correct TIN, you are subject to a penalty for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Non-U.S. holders receiving payments in the U.S. should return a properly completed IRS Form W-8BEN, IRS Form W-8BEN-E or such other appropriate IRS Form W-8, a copy of which is available from the Depositary upon request.

A U.S. DEBENTUREHOLDER WHO FAILS TO PROPERLY COMPLETE AND TIMELY SUBMIT THE ENCLOSED IRS FORM W-9 OR, WHERE APPLICABLE, AN APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING ON ANY CASH PAYMENT MADE TO SUCH DEBENTUREHOLDER PURSUANT TO THE ARRANGEMENT AND MAY BE SUBJECT TO PENALTIES.

DEBENTUREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO (A) THE APPLICABILITY OF THE BACKUP WITHHOLDING AND INFORMATION REPORTING REQUIREMENTS TO THEM AND (B) THE PROPER COMPLETION OF ENCLOSED IRS FORM W-9 OR THE APPROPRIATE IRS FORM W-8.

9.             Privacy Notice

The Depositary is committed to protecting personal information. In the course of providing services, the Depositary receives non-public personal information about Debentureholders from transactions the Depositary performs, forms a Debentureholder may send to the Depositary or other communications the Depositary may have with a Debentureholder and its representatives. This information could include a Debentureholder’s name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. The Depositary uses this to administer a Debentureholder’s account, to better serve client needs and for other lawful purposes relating to its services. The Depositary may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where the Depositary shares a Debentureholder’s personal information with other companies to provide services to Debentureholders, it ensures such recipients have adequate safeguards to protect a Debentureholder’s personal information. The Depositary also ensures the protection of rights of data subjects under the General Data Protection Regulation, where applicable. The Depositary has prepared a Privacy Code to tell Debentureholders more about its information practices and how their privacy is protected. It is available at the Depositary’s website, at www.computershare.com, or by writing to the Depositary at 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6. The Depositary will use any information a Debentureholder provides with this Letter of Transmittal in order to process a Debentureholder’s request and will consider a Debentureholder’s submission of this Letter of Transmittal as its consent to the above.

10.          Payment Entitlement Pickup Locations

Entitlements may be picked up at the Depositary’s office location as set out below. Pick-up instructions must be selected in Box A.

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier

320 Bay Street, 14th Floor
Toronto, Ontario
M5H 4A6

By Mail

P.O. Box 7021
31 Adelaide St E
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

Toll Free (within North America): 1-800-564-6253
Outside North America: 1-514-982-7555
E-Mail: corporateactions@computershare.com